Form N-SAR
Sub-Item  77D
Policies with respect to security investments
Janus Special Equity Fund, A Series of Janus Investment Fund
2-34393, 811-1879


New Policy:

The Fund invests, under normal circumstances, at least 80% of its net assets in equity securities with the potential for long-term growth of capital. The portfolio manager emphasizes investments in companies with attractive price/free cash flow, which is the relationship between the price of a stock and the company's available cash from operations, minus capital expenditures.


Old Policy:

The Fund invests primarily in common stocks with the potential for long-term growth of capital using a "value" approach. The "value" approach emphasizes investments in companies the portfolio manager believes are undervalued relative to their intrinsic worth.

The portfolio manager measures value as a function of price/free cash flow. Price/free cash flow is the relationship between the price of a stock and the company's available cash from operations minus capital expenditures.